		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended
	June 30,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$322,173	$186,682
Add (deduct):
Equity in earnings of unconsolidated entities	(62,694)	(48,781)
Distributions from unconsolidated entities	47,635	6,973
Amortization of capitalized interest	1,318	796
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,522)	(12,024)
	302,910	133,646
Add fixed charges:
Consolidated interest expense (2)	48,247	47,603
Interest portion (1/3) of consolidated rent expense	27,276	28,214
	$378,433	$209,463

FIXED CHARGES:
Consolidated interest expense (2)	$48,247	$47,603
Capitalized interest	12,062	8,086
Interest portion (1/3) of consolidated rent expense	27,276	28,214
	$87,585	$83,903

RATIO OF EARNINGS TO FIXED CHARGES	4.32	2.50

Tax-effected preferred dividends	$57	$38
Fixed charges	87,585	83,903
Fixed charges and preferred dividends	$87,642	$83,941

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	4.32	2.50

(1)	Includes gain on sale of business and other exit costs, net of $296.1 million and $4.2 million in 2013 and 2012, respectively.
(2)	Interest expense on income tax contingencies is not included in fixed charges.